Exhibit 99.3

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting persons of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of AlphaSmart, Inc. and that this Agreement be included as an exhibit to such joint filing.

This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 3rd day of February, 2005.

/s/ Terrance D. Paul

Terrance D. Paul

/s/ Judith A. Paul

Judith A. Paul

RENAISSANCE LEARNING, INC.

/s/ Mary T. Minch

By:  Mary T. Minch

Vice President-Finance, Chief Financial Officer and
Secretary